UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-08106

A.	Full title of the plan and the address of the plan, if different from that of the issuer Named below:
The MasTec, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MasTec, Inc.
800 S. Douglas Road, 12th Floor
Coral Gables, FL 33134

Page
Report of Independent Registered Public Accounting Firm – BDO USA, P.C.	3

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023	5
Notes to Financial Statements	6

Supplemental Schedules
Schedule H, line 4a – Schedule of Delinquent Deposits of Participant Contributions	12
Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 31, 2023	13

Signatures	14

Exhibit Index:
Ex-23.1 Consent of Independent Registered Public Accounting Firm – BDO USA, P.C.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
The MasTec, Inc. 401(k) Retirement Plan
Miami, Florida
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, line 4a – Schedule of Delinquent Deposits of Participant Contributions for the year ended December 31, 2023 and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2004.
Miami, Florida
June 26, 2024

The MasTec, Inc. 401(k)
Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Investments, at fair value	$566,062,290	$436,415,087
Receivables:
Employer contributions	8,596,782	7,962,405
Participant contributions	756,017	695,687
Notes receivable from participants	15,266,162	12,033,237
Due to Broker	938,193	140,207

Net assets available for benefits	$591,619,444	$457,246,623
See accompanying notes to the financial statements

The MasTec, Inc. 401(k)
Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2023

Additions to net assets available for benefits attributed to:

Investment income:
Net appreciation in fair value of investments	$23,065,911
Dividends	17,646,389
Other investment income	946,739

Total investment income	41,659,039

Interest income on notes receivable from plan participants	864,813

Contributions:
Participants	71,029,229
Employer	36,439,114
Rollovers	47,736,968

Total contributions	155,205,311

Total additions	197,729,163

Deductions to net assets available for benefits attributed to:
Benefits paid to participants	62,267,245
Administrative expenses	1,089,097

Total deductions	63,356,342

Net increase in net assets available for benefits	134,372,821
Net assets available for benefits at beginning of year	457,246,623

Net assets available for benefits at end of year	$591,619,444

See accompanying notes to the financial statements

NOTE A — DESCRIPTION OF PLAN
Description of the Plan
The following description of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”), as amended, provides only general information.
Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. and its subsidiaries that elect to participate in the Plan (collectively, the “Company”) who have completed at least one (1) full calendar month of employment. Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan’s trustee, custodian and recordkeeper is Bank of America Merrill Lynch (“Merrill Lynch”). The Investment Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions

The Plan has a Safe Harbor match, which provides for a match of 100 percent of the first 3 percent and 50 percent of the next 2 percent of the contribution made to the plan up to a maximum 4 percent employer match. The match is credited on a quarterly basis, in the months of April, July, October of the current year, and January of the following year. The Company’s matching contribution is funded 50 percent in the form of the Company’s common stock, and 50 percent in cash, which is invested in accordance with each participant’s investment directive. The Company’s Safe Harbor matching contributions are vested immediately. Participants can change their investment options with respect to the matching contributions made in the form of the Company’s common stock as soon as the matching contribution is funded, subject to the terms of the Plan.

Contributions from participants are recorded when payroll deductions are made. The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Service (“IRS”) limits. Subject to the terms of the Plan, participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 during the calendar year are eligible to make catch-up contributions to the Plan. Upon enrollment, a participant may direct employee contributions, in 1 percent increments, into various investment options offered by the Plan. Participants may change their investment options daily.
Participants’ Accounts
Each participant’s account is credited with the participant’s contributions and Company’s matching contributions, as well as allocations of Plan’s earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan. Loan and distribution expenses are charged directly to the respective participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants vest immediately in their contributions plus actual earnings thereon and amounts rolled over into the Plan. In addition, all Safe Harbor matching contributions vest immediately.

Forfeitures
Forfeitures of participant account balances are allocated to the general funds of the Plan and can be used to pay administrative expenses of the Plan and to reduce contributions otherwise required of the Company. Any remaining forfeitures shall be allocated to participants. At December 31, 2023 and 2022, unallocated forfeited accounts totaled $5,259 and $147, respectively. The Company has elected to use the forfeitures to reduce employer contributions. During the years ended December 31, 2023 and 2022, $53,732 and $25,613 of forfeitures were used to reduce employer contributions, respectively.
Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participant’s account. Each participant may have only one loan outstanding at any given time. The Plan’s loan feature allows participants to borrow up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans bear interest at the published prime rate in the Wall Street Journal plus 1 percent, at the date of the loan. The annual interest rate charged on participant loans outstanding during the year ended December 31, 2023 ranged from 3.25 percent to 9.50 percent. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. For participants receiving pay from the Company, principal and interest is paid ratably through payroll deductions. For Participants who have separated from service or are on unpaid leave, principal and interest may be paid via direct debit origination or by remitting a check directly to the Company, Participants pay certain administrative expenses associated with the loan. If any scheduled loan repayments remain outstanding beyond the last day of the calendar quarter following the calendar quarter in which the last payment was due, the participant loan will be placed in default and reported as deemed distribution.
Payment of Benefits

Participants may receive a distribution of the vested portion of their accounts under the Plan for the following reasons: (i) termination of employment for reasons other than death, disability or retirement, (ii) normal retirement, (iii) disability, or (iv) death. In addition, participants may be eligible to receive distributions while still employed with the Company under certain limited circumstances. Distributions are generally paid in a single lump-sum payment or in substantially equal installments.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements. MasTec, Inc. stock is valued at its quoted price on the last business day of the Plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investment bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are stated at cost, plus accrued interest, which approximates fair value and measured at their unpaid principal balance plus any accrued unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

Administrative Expenses
All administrative expenses of the Plan are chargeable to the Plan and as allowed under ERISA. The Company may, at its sole discretion, pay any such expenses, in whole or in part.
Benefit Payments
Benefits are recorded when paid. At December 31, 2023 and 2022, there were $1,058,802 and $196,398, respectively, allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid.
NOTE C — FAIR VALUE MEASUREMENT
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1:Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at measurement date.
Level 2:Inputs to the valuation methodology include:
a.Quoted prices for similar assets or liabilities in active markets
b.Quoted prices for identical or similar assets or liabilities in inactive markets
c.Inputs other than quoted prices that are observable for the asset or liability
d.Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.
Level 3:Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Asset Valuation Techniques:
Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock — Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds — Valued at the daily closing price as reported by the fund.
Mutual funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Stable value funds — Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using NAV as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services — Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables set forth by level within the fair value hierarchy individual investments that represent the Plan’s net assets as of December 31, 2023 and 2022:

Investments in the fair value hierarchy: (a)	December 31,
	2023	2022
Mutual funds	$446,829,684	$323,270,041
MasTec, Inc. common stock	$85,049,368	$83,603,882
Money market funds	$7,608,569	$—
	$539,487,621	$406,873,923

Investments measured at net asset value: (b)	December 31,
	2023	2022

Stable value funds	$26,574,669	$29,541,164
(a)Mutual funds, MasTec, Inc. common stock and money market funds have been classified within Level 1 of the fair value hierarchy.
(b)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of the net assets available for benefits.
Investments Measured Using the Net Asset Value per Share
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2023 and 2022, respectively.
December 31, 2023

	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable value funds	$26,574,669	N/A	Daily	N/A
December 31, 2022

	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable value funds	$29,541,164	N/A	Daily	N/A
NOTE D — NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and significant components of changes in net assets related to the investment that includes nonparticipant-directed amounts is as follows:

	December 31,
	2023	2022
MasTec, Inc. common stock	$73,184,662	$75,094,656

Changes in Net Assets	Year Ended December 31, 2023
Contributions	$17,902,463
Net depreciation in fair value of investments	(9,411,251)
Benefits paid to participants	(7,444,883)
Transfers	(1,753,916)
Other	(1,202,407)
$(1,909,994)
NOTE E — TAX STATUS

The Company adopted a Prototype Non-standardized Profit-Sharing Plan from Merrill Lynch and the Plan is subject to a favorable IRS opinion letter dated June 30, 2020, indicating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE F — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
NOTE G — RELATED-PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by Merrill Lynch. Merrill Lynch is the trustee and recordkeeper for the Plan and, therefore these transactions qualify as party-in-interest transactions. Fees paid by the plan for the investment management services amounted to $1,035,560 for the year ended December 31, 2023.
The Plan invests in the common stock of MasTec, Inc., the plan sponsor. The fair market value of the MasTec, Inc. common stock at December 31, 2023 and 2022 was $85,049,368 and $83,603,882, respectively.
Notes receivable from participants also qualify as exempt party-in-interest transactions.
NOTE H — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.
NOTE I — NON-EXEMPT TRANSACTIONS
During the Plan years ended December 31, 2023 and 2022, employee withholdings in the amounts of $16,704 and $5,287, respectively, were not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation. Estimated interest assessed on these amounts were $76 and $50, for the years ended December 31, 2023 and 2022, respectively. The Company has chosen to correct this without use of the Voluntary Fiduciary Contribution Program. Furthermore, the Company does not believe that these prohibited transactions will have a material impact on the accompanying financial statements and supplemental schedules.

NOTE J — SUBSEQUENT EVENTS
Effective January 1, 2024, Shade Tree Service Company became participating employer in the Plan. MasTec Network Solutions, Inc. also became participating employer in the Plan effective April 1, 2024.
The Plan evaluated subsequent events through June 26, 2024, the date the financial statements were available to be issued.

The MasTec, Inc.
401(k) Retirement Plan
Employer Identification Number 65-0829355
Plan # 002
SCHEDULE H, LINE 4a-
SCHEDULE OF DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2023

	Total that Constitute Nonexempt Prohibited Transactions

	Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP* and PTE** 2002-51

2022	$5,287	$—	$5,287	$—	$—
2023	16,704	—	16,704	—	—

* Voluntary Fiduciary Correction Program (DOL)
** Prohibited Transaction Exemption

The MasTec, Inc.
401(k) Retirement Plan
Employer Identification Number 65-0829355
Plan # 002
SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost **	Current Value
	Investment Contract #610145 with Bank of America Merrill Lynch:
	BlackRock Total Return Fund K	Mutual Fund		$84,120,235
	MFS Growth Fund R6	Mutual Fund		49,293,435
	iShares S&P 500 Index Fund Class K	Mutual Fund		44,790,203
	PIMCO Low Duration Fund	Mutual Fund		40,751,262
	Columbia Dividend Income Institutional 3 Class	Mutual Fund		38,157,298
	Columbia Trust Stable Government Fund	Stable Value		26,574,669
	Janus Henderson Enterprise Fund Class N	Mutual Fund		23,379,294
	BlackRock Inflation Protected Fund Class K	Mutual Fund		22,199,066
	JP Morgan Mid Cap Value Fund Class R6	Mutual Fund		20,646,887
	Vanguard International Value Fund Investor Shares	Mutual Fund		18,023,667
	MFS International Growth R6	Mutual Fund		17,816,435
	PGIM High Yiel Fund R6	Mutual Fund		12,872,505
	Invesco Developing Markets R6	Mutual Fund		12,842,677
	MFS International Diversification Fund R6	Mutual Fund		12,480,848
	Invesco Discovery Fund Class R6	Mutual Fund		8,414,562
	JP Morgan Undiscovered Managers Fund Class R6	Mutual Fund		8,392,855
	PIMCO Commodity Real Return Strategy Fund Class I	Mutual Fund		8,092,101
	BlackRock T-Fund Premier Class	Money Market		7,608,569
	Principal Real Estate SEC R6	Mutual Fund		7,016,596
	T Rowe Price Dividend Growth Fund	Mutual Fund		6,323,892
	Vanguard Total International Stock Index Fund Admiral Class	Mutual Fund		5,927,423
	Vanguard Total Bond Market Index Fund Admiral Class	Mutual Fund		3,826,445
	PIMCO Foreign Bond Fund (US Dollar-Hedged) Institutional Class	Mutual Fund		1,461,998

*	MasTec, Inc. Stock	Common stock		$85,049,368
*	Notes Receivable from participants	Interest rates range from 3.25% to 9.50%	$0	$15,266,162
*    Represents a party-in-interest as defined by ERISA
**     The cost of participant-directed investments is not required to be disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan

/s/ Jose R. Mas
President and CEO of MasTec, Inc.

Date: June 26, 2024	/s/ Paul DiMarco
Chief Financial Officer of MasTec, Inc.